10026571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Advisor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Goetchius (212) 709-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wall Street Advisor Services, LLC

Statement of Financial Condition
December 31, 2009

Wall Street Advisor Services, LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of Wall Street Advisor Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Advisor Services, LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Note 4 to these financial statements, the Company has been provided with a letter from its ultimate parent, DST Systems Inc., whereby the Company will receive an aggregate of $500,000 should it need such amounts to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, for a period of up to one year through February 22, 2011.

PricewaterhouseCoopers LLP

February 25, 2010

Wall Street Advisor Services, LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 333,380
Deposits with clearing organizations	120,000
Prepaid expenses	17,585
Receivable from affiliate	3,700
Securities owned, at fair value	30,210
Total assets	$ 504,875
Liabilities and Members' Equity	
Liabilities	
Payable to affiliates	$ 32,378
Accrued liabilities	41,600
Total liabilities	73,978
Members' equity	430,897
Total liabilities and members' equity	$ 504,875

The accompanying notes are an integral part of the statement of financial condition.

Organization and Business

Wall Street Advisor Services LLC (the "Company") is a 90% owned subsidiary of DST Systems, Inc. ("DST"). The remaining 10% is owned by Wall Street Access. Currently, there is limited business being conducted by the Company while its infrastructure and business model is being revised. The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Summary of Significant Accounting Policies

Securities Transactions
Transactions in securities owned are recorded on a trade date basis.

Income Taxes
No federal or state income taxes have been provided as the Company is a limited liability corporation whereby it is not liable for federal or state income tax payments as the individual owners are responsible for these payments.

Cash
Cash represents unrestricted cash of $333,380 held with one major financial institution.

Use of Estimates and Indemnifications
The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Fair Value of Financial Instruments

The authoritative accounting guidance for fair value measurements defines fair value SFAS 157 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including Services' own assumptions in determining fair value) for the asset or liability.

Substantially all of Company's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard. The Company's investment securities, typically shares of common stock, are quoted on a national securities exchange commission. Therefore, these securities are considered Level 1 assets.

Related Party Transactions

Receivable from affiliates of $3,700 represent amounts due from an affiliated entity for transaction clearing services performed for a client of this related entity.

Payable to affiliates of $32,378 represents amounts due to an affiliated entity for amounts which were paid on behalf of Wall Street Advisor Services LLC. Certain services related to communications, occupancy and other administrative services are provided to the Company by affiliated entities in accordance with a formal agreement. The expense associated with these services was $138,450 for the year ended December 31, 2009.

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory capital requirements to ensure its business operations can continue without interruption. Based on this evaluation, DST has undertaken to provide additional funding as may, from time to time, be required in the form of cash capital contributions up to a maximum of $500,000 through February 22, 2011. Such amount is considered to be sufficient by management of the Company to meet both regulatory/or business requirements of the Company for such period.

Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Company had net capital at December 31, 2009 of $399,944, which exceeded its net capital requirement by $149,944.

The Company is a clearing broker, however, it has not commenced operations as a clearing broker and, as such, has no customer accounts. Consequently, at December 31, 2009, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

Subsequent Events

The Company has adopted the new guidance which was effective for these financial statements issued for the annual period ending December 31, 2009. The Company evaluated subsequent events from January 1, 2010 through February 25, 2010, the date of issuance of the financial statements.